# SEC Schedule 13G/A (Amendment No. 23) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MEDALLION FINANCIAL CORP., CIK 0001000209
CUSIP: 583928106
Title of class of securities: Common Stock, $0.01 Par Value
Address of issuer's principal executive offices: 437 Madison Avenue, 38th Floor, New York, New York (NY), 10022
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000927016-97-000417
Filed by CIK 0001033265

## Reporting persons
- Andrew M. Murstein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,564,812; shared voting power 0; sole dispositive power 2,564,812; shared dispositive power 0; aggregate amount beneficially owned 2,564,812 (10.97% of the class)
  Comment: Row (5), (7) and (9): includes (i) 320,069 shares which may be acquired upon the exercise of stock options; and (ii) 1,481,963 shares held in the Andrew Murstein Family Trust.
  
  Row (11): Percentage based upon 23,067,748 shares outstanding as of November 6, 2024 as reported on the cover page to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024.

## Item 1. Issuer
Name of issuer: MEDALLION FINANCIAL CORP.
Address of issuer's principal executive offices: 437 Madison Avenue, 38th Floor New York, NY 10022

## Item 2. Person Filing
Name of person filing: Andrew M. Murstein
Address of principal business office or, if none, residence:
Medallion Financial Corp.
437 Madison Avenue, 38th Floor
New York, NY 10022
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,564,812 (including 320,069 shares which may be acquired upon the exercise of stock options and 1,481,963 shares held in the Andrew Murstein Family Trust)
Percent of class: Percent of class: 10.97% (based upon 23,067,748 shares outstanding as of November 6, 2024 as reported on the cover page to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024)
Sole power to vote or to direct the vote: 2,564,812 (including 320,069 shares which may be acquired upon the exercise of stock options and 1,481,963 shares held in the Andrew Murstein Family Trust)
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,564,812 (including 320,069 shares which may be acquired upon the exercise of stock options and 1,481,963 shares held in the Andrew Murstein Family Trust)
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Andrew M. Murstein: /s/ Andrew M. Murstein, Individually and as Trustee under the Andrew Murstein Family Trust (02/06/2025)